NEWS RELEASE 05-33	November 14, 2005

FRONTEER CHASES MICHELIN URANIUM DEPOSIT DEEPER AND CUTS
0.10% U3O8 OVER 56.8 METRES

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) has undercut the Michelin uranium deposit (“Michelin”) in three new deep holes, demonstrating that mineralization not only persists at depth, but also gets significantly wider.

Drill hole M-05-05 is the deepest intersection of Michelin reported to date. It intersected mineralization at a vertical depth of 470 metres and returned 0.10% U3O8 over 56.8 metres including 0.21% U3O8 over 14.8 metres. This drill hole adds 310 metres of down dip extension to the overlying deposit, and demonstrates at least a 100% volume increase to this section of the resource area.

Drill holes M-05-03 and M-05-04 also intersected thick new zones of uranium mineralization beneath the Michelin Deposit, at vertical depths of 380 metres and 340 metres respectively. In conjunction with drill hole M-05-02 (announced previously), these three holes continue to add weight to Fronteer’s estimate that the Michelin Deposit is capable of hosting a 50 million pound uranium resource.

Fronteer’s results to date from beneath Michelin now include the following intercepts:

  Hole M-05-05 intersected 0.10% U3O8 over 56.8 metres including 0.21% U3O8 over 14.8 metres
  Hole M-05-04 intersected 0.10% U3 O8 over 40.5 metres including 0.25% U3 O8 over 7.0 metres
  Hole M-05-03 intersected 0.23% U3 O8 over 12.0 metres and 0.13% U3 O8 over 2.45 metres
  Hole M-05-02 intersected 0.12% U3O8 over 42.8 metres including 0.24% U3O8 over 9.6 metres

For a detailed vertical longitudinal projection through this part of Michelin, please go to the following URL: www.fronteergroup.com/i/ir/Michelin05-33.jpg.

According to Dr Mark O’Dea, Fronteer’s President and CEO, “Outside of Saskatchewan’s Athabasca Basin, these new results from Labrador are amongst the most significant uranium drill intersections to come out of Canada in the past 25 years. Underpinned by the evolving Michelin deposit, the Central Mineral Belt of Labrador is emerging as Canada’s next major uranium district.”

Three additional holes have recently been completed beneath Michelin, intersecting mineralization at vertical depths of 450 metres, 550 metres and 700 metres. Assay results for these remaining three holes are pending, and expected to be available within the next 4-6 weeks. Based on our interpretation, true widths are estimated at approximately 90% of reported intervals.

Fronteer holds a 57% interest in Aurora Energy Inc., a private company created specifically to hold the above noted uranium assets. (Please see Fronteer news release June 20 2005) Fronteer is the operator of the current exploration campaign.

The 2005 exploration program in the Central Mineral Belt is now completed. 9,400 metres have been drilled in a total of 28 holes, with results being released as assays are received from Activation Laboratories. To view a map of the target areas please use the following link.http://www.fronteergroup.com/i/IR/2005ExplorationCMB.jpg

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited. Fronteer has also recently optioned two drill-ready gold projects in Jalisco, Mexico, which complement the company’s twelve 100% owned gold projects in Chiapas, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970s and are not compliant with National Instrument 43-101. The historical calculations include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. Fronteer has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. However, Fronteer believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. The drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium, the timing and amount of estimated future resources and resource conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.